FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of:   December, 2011

Commission File Number:                 01-15016

NORDION INC. (Translation of registrant's name into English)
447 March Road Ottawa, Ontario Canada K2K 1X8 (Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F......... Form 40-F....X.....

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Note:  Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ..... No ...X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Document 1

December 14, 2011

Nova Scotia Securities Commission	Securities Commission of Newfoundland and Labrador
Alberta Securities Commission	Saskatchewan Financial Services Commission, Securities Division
The Manitoba Securities Commission	New Brunswick Securities Commission
Ontario Securities Commission	British Columbia Securities Commission
Prince Edward Island Securities Office	Autorité des marchés financiers
Registrar of Securities, Northwest Territories	Registrar of Securities, Yukon
Registrar of Securities, Nunavut

Dear Sirs:

Re:     Nordion Inc.

Pursuant to a request from the reporting issuer, we wish to advise you of the following dates in connection with their Annual and Special Meeting of Shareholders:

DATE OF MEETING:	March 7, 2012
RECORD DATE FOR NOTICE:	January 9, 2012
RECORD DATE FOR VOTING:	January 9, 2012
BENEFICIAL OWNERSHIP DETERMINATION DATE:	January 9, 2012
SECURITIES ENTITLED TO NOTICE:	Common
SECURITIES ENTITLED TO VOTE:	Common

Yours very truly,

Judy Power
Associate Manager, Trust Central Services

cc:   CDS & Co.  (Via Fax)

sg\NM_Nordion

CIBC MELLON TRUST COMPANY	c/o Canadian Stock Transfer Company Inc. P.O. Box 4202, Postal Station A, Toronto, ON M5W 0E4 Tel 416-682-3800 www.canstockta.com
CIBC Mellon is a licensed user of the CIBC trade-mark and certain BNY Mellon trademarks

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NORDION INC.

Date: December 15, 2011	By:	/s/ Neil Gotfrit
Neil Gotfrit
Title: Associate General Counsel

Documents Included as Part of this report:

No.	Document
1.	NORDION INC. - NOTICE OF ANNUAL AND SPECIAL MEETING AND RECORD DATE